        Exhibit (a)(5)(iv)

March 24, 2006

IZASA DISTRIBUCIONES TÉCNICAS S.A. ANNOUNCES EXPIRATION OF ITS TENDER OFFER FOR AMERICAN DEPOSITARY SHARES OF INSTRUMENTATION LABORATORY S.P.A.

        Barcelona, Spain, March 24, 2006—Izasa Distribuciones Técnicas S.A. ("Izasa") announced today that its tender offer to purchase any and all of the outstanding American depositary shares ("ADSs"), each representing one ordinary share, par value €0.33 per share, of Instrumentation Laboratory S.p.A. (symbol "ISLBY") for U.S.$0.98 per American depositary share in cash, has expired in accordance with its terms. 700,643 ADSs of Instrumentation Laboratory S.p.A., or approximately 72.6% of the issued and outstanding ADSs, were validly tendered prior to expiration of the tender offer at 5 P.M., New York City time, on March 22, 2006, and were accepted for payment. Together with the 361,555,662 ordinary shares already owned by Izasa and its affiliates, the ordinary shares represented by the tendered ADSs represent approximately 99.9% of Instrumentation Laboratory S.p.A.'s outstanding share capital.

        Based on the number of shares tendered, Izasa believes that approximately 264,783 ADSs remain outstanding. Izasa intends to proceed with its plan to cause Instrumentation Laboratory S.p.A. to terminate its ADS Deposit Agreement with The Bank of New York as described in the Offer to Purchase relating to the tender offer.

        Questions and requests for additional information should be made by contacting the Depositary, The Bank of New York, at (800) 507-9357.

        CONTACT: José Luis Martin, Chief Financial Officer of Izasa Distribuciones Técnicas S.A., +34-93-401-0108.